

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 28, 2006

Mr. James W. Swent
Senior Vice President and Chief Financial Officer
ENSCO International Inc.
500 North Akard Street, Suite 4300
Dallas, TX 75201-3331

> **Re: ENSCO International Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed February 23, 2006**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2006**
> **Filed April 25, 2006**
> **File No. 1-8097**

Dear Mr. Swent:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter."]

Form 10-K for the Fiscal Year Ended December 31, 2005

Consolidated Statements of Cash Flows, page 70

1.   We note your presentation of the effect of discontinued operations. Statement of
        Financial Accounting Standards (SFAS) Number 95 requires all cash flows to be
        classified as operating, investing or financing activities. SFAS 95 does not
        support aggregating operating, investing and financing cash flows from
        discontinued operations into a single line item. Revise your statements of cash
        flows accordingly.

Note 1 – Description of the Business and Significant Accounting Policies

Goodwill, page 73

2.   We note the amount of goodwill recorded on your balance sheet and the amount
        of investing cash outflows for property and equipment. We further note you have
        not disclosed a material business combination or series of individually immaterial
        business combinations that are material in the aggregate, but have recorded
        goodwill purchase price adjustments in 2005 and 2004. Tell us why the goodwill
        purchase price adjustments are appropriate given the guidance of SFAS 141,
        paragraph B183. In your response, please identify the prior acquisitions and their
        dates to which these adjustments relate.

Critical Accounting Policies and Estimates

Impairment of Long-Lived Assets and Goodwill, page 62

3.   You state that goodwill would be allocated to drilling rig operations, that
        constitute a business, at the time of their disposal to be included in the
        determination of the gain or loss on sale. Please confirm that the disposal or sale
        of rigs during the periods presented do not meet the definition of a business in
        accordance with EITF 98-3. If the rigs sold or disposed of during the periods
        presented do constitute a business, please support your conclusion with an
        analysis of the elements listed in EITF 98-3. In addition, tell us how you
        determined the amount of goodwill associated with the disposed assets in
        accordance with SFAS 142, paragraph 39.

Note 10 – Discontinued Operations, page 95

4.   We note the disclosure for ENSCO 64, which indicates operating results and gain
        on disposal have been reclassified and recognized as discontinued operations for
        the three years presented. Your disclosure in "Note 11 – Commitments and
        Contingencies" on page 98 indicates the aggregate insurance deductible loss on

ENSCO 64 is included in "Other, net" for the year ended December 31, 2004. Please explain the apparent conflict between these two disclosures and the classification of amounts related to ENSCO 64. Please revise your financial statements as appropriate.

5. For all other losses sustained by your rigs which are not classified as discontinued operations, tell us the amounts and how such losses are classified. You may refer to the guidance of SFAS 144, paragraph 45.

Controls and Procedures, page 107

6. You state that there were no significant changes in internal control over financial reporting. Revise this disclosure to address any change in your internal control over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, as required by Regulation S-K Item 308(c).

Exhibits 32.1 and 32.2

7. Revise these exhibits to refer to the Annual Report of the Registrant.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551-3761, or Shannon Buskirk at (202) 551-3717, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief